April 19, 2017

VIA EMAIL

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attn: Mr. Vincent J. DiStefano

         Ms. Lisa Larkin

Re:

Calvert Variable Products, Inc. (“CVP”)1

Post-Effective Amendment No. 89 to the Registration Statement filed on February 13,
2017 (Securities Act File No. 002-90309 and Investment Company Act File No. 811-04000); and

Calvert Variable Series, Inc. (“CVS”2 and with CVP, the “Registrants”)
Post-Effective Amendment No. 75 to the Registrant Statement filed on February 13, 2017 (Securities Act File No. 002-80154 and Investment Company Act File No. 811-03591)

Ladies and Gentlemen:

On March 31, 2017, Ms. Lisa Larkin of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Monique S. Pattillo of Calvert Research and Management (“CRM”) in connection with the Staff’s review of the above-referenced post-effective amendments (collectively, the “Amendments”). Certain of the comments were clarified in a call on April 11, 2017 among Ms. Larkin and Vincent DiStefano of the Staff, and Ms. Pattillo, Katy Burke and Maureen Gemma of CRM. Additional comments were provided by Mr. DiStefano to Ms. Burke on April 17, 2017. The Amendments contain the prospectus and statement of additional information (“SAI”) for the Registrants, and were filed for the purpose of combining multiple prospectuses and SAIs for different classes of the Registrants’ series into one set of documents as well as revising certain disclosures related to the series of the Registrants.

_________________________________

1

CVP includes Calvert VP SRI Balanced Portfolio and Calvert VP SRI Mid Cap Portfolio

2

CVS includes Calvert VP S&P 500 Index Portfolio, Calvert VP S&P MidCap 400 Index Portfolio, Calvert VP Nasdaq 100 Index Portfolio, Calvert VP Russell 2000 Small Cap Index Portfolio, Calvert VP EAFE International Index Portfolio, Calvert VP Investment Grade Bond Index Portfolio, Calvert VP Volatility Managed Moderate Portfolio, Calvert VP Volatility Managed Moderate Growth Portfolio, and Calvert VP Volatility Managed Growth Portfolio

The Staff’s comments on the Amendments and the Registrants’ responses thereto are set forth below. Capitalized terms not defined in this letter have the same meaning as in the respective Amendment.

Prospectus Comments

1.

Please confirm with Electronic Data Gathering, Analysis, and Retrieval (EDGAR) Filer Support that the EDGAR codes are correct for each class of each of the Registrants’ series.

Response:

The Registrants have confirmed that the EDGAR codes are correct for each class of each series of the Registrants.

2.

On the cover page of the prospectus, the name of the share class is “Single Class” for Calvert VP SRI Mid Cap Portfolio and Calvert VP S&P 500 Index Portfolio. Please confirm whether this is the official name of the share class for the Portfolios. If not, please update the cover page of, and other references throughout, the prospectus to reflect the official name of the Portfolios’ share class.

Response:

The Registrants have removed all references to “Single Class” from the cover page and throughout the prospectus.

3.

Please confirm whether any series of the Registrants have ticker symbols. If so, please update the cover page of the prospectus to reflect the Portfolios’ ticker symbols.

Response:

The Registrants confirm that none of their series or classes have ticker symbols.

4.

With respect to Calvert VP SRI Balanced Portfolio and Calvert VP SRI Mid Cap Portfolio, please confirm the meaning of “SRI.”  Pursuant to Rule 35d-1(a)(2), please add the requisite language: (a) regarding each Portfolio’s policy to invest, under normal circumstances, at least 80% of the value of its assets in SRI, as suggested by each Portfolio’s name; and (b) that each Portfolio has adopted a policy to provide the Portfolio’s shareholders with at least 60 days’ prior notice of any change in the policy. Please also provide additional information about the criteria used in connection with the Portfolios’ SRI 80% policy.

Response:

The Registrant has added the following disclosure:

Calvert VP SRI Balanced Portfolio

The Portfolio normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in companies and other issuers that the Adviser determines operate in a manner consistent with or promote The Calvert Principles for Responsible Investment (the “Principles”). The Principles provide a framework for the Adviser’s evaluation of investments considering environmental, social and governance factors. The Principles seek to identify companies and other issuers that operate in a manner that is consistent with or promote: environmental sustainability and resource efficiency; equitable societies and respect for human rights; and accountable governance and transparency, among other factors. For additional information, please refer to “Appendix A: The Calvert Principles for Responsible Investment.”

The Portfolio will provide shareholders with at least 60 days’ notice before changing this 80% policy.

Calvert VP SRI Mid Cap Portfolio

The Portfolio normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in the common stocks of mid-cap companies.

The Portfolio will provide shareholders with at least 60 days’ notice before changing this 80% policy.

The Portfolio normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in companies and other issuers that the Adviser determines operate in a manner consistent with or promote The Calvert Principles for Responsible Investment (the “Principles”). The Principles provide a framework for the Adviser’s evaluation of investments considering environmental, social and governance factors. The Principles seek to identify companies and other issuers that operate in a manner that is consistent with or promote: environmental sustainability and resource efficiency; equitable societies and respect for human rights; and accountable governance and transparency, among other factors. For additional information, please refer to “Appendix A: The Calvert Principles for Responsible Investment.”

The Portfolio will provide shareholders with at least 60 days’ notice before changing this 80% policy.

5.

Please add disclosure regarding Calvert VP SRI Balanced Portfolio’s policy on duration and maturity with respect to its fixed income investments to the “Principal Investment Strategies” section of its Summary Prospectus.

Response:

The Registrants have added the following disclosure:

The Portfolio does not have a specific target for its average portfolio duration and may invest in bonds and other fixed-income instruments of any maturity.

6.

Please add disclosure regarding Calvert VP SRI Balanced Portfolio’s and Calvert VP SRI Mid Cap Portfolio’s maximum investment in publicly-traded real estate investment trusts (REITs) to the “Principal Investment Strategies” section of each Portfolio’s Summary Prospectus.

Response:

 The Registrant has revised the disclosure to read as follows:

The Portfolio may invest up to 25% of its net assets in publicly-traded real estate investment trusts.

7.

Please specify the types of foreign securities in which Calvert VP SRI Balanced Portfolio and Calvert VP SRI Mid Cap Portfolio may invest, and with respect to Calvert VP SRI Balanced Portfolio, whether such foreign securities include unrated debt securities, in the “Principal Investment Strategies” section of each Portfolio’s Summary Prospectus. Please add parallel Principal Risks to the Summary Prospectus regarding the types of foreign securities, as applicable.

Response:

For revised disclosure related to Calvert VP SRI Balanced Portfolio’s investments in unrated debt securities, please see our response to Comment No. 8. With respect to foreign securities, the Registrants have revised the disclosure to read as follows:

Principal Investment Strategies

The Portfolio may invest up to 25% of its net assets in foreign securities, some of which may be issued by companies domiciled in emerging market countries. Foreign securities include, but are not limited to, securities that are issued by foreign governments, supranational entities and foreign corporations. As an alternative to holding foreign stocks directly, the Portfolio may invest in U.S. dollar-denominated securities of foreign companies that trade on U.S. exchanges or in the over-the-counter market (including American Depositary Receipts (“ADRs”), which may be sponsored or unsponsored, and Global Depositary Receipts (“GDRs”)).

Principal Risks

Foreign and Emerging Market Investment Risk. Because the Portfolio can invest a portion of its assets in foreign instruments, the value of shares may be adversely affected by changes in currency exchange rates and political, economic and market developments abroad, including the imposition of economic and other sanctions by the United States or another country. Investment markets in emerging market countries are typically smaller, less liquid and more volatile than developed markets, and emerging market securities often involve higher risk than developed market securities. Trading in foreign markets often involves higher expense than trading in the United States. The value of investments denominated in foreign currencies can be adversely affected by changes in foreign currency exchange rates. Depositary receipts are subject to many of the risks associated with investing directly in foreign instruments.

Description of Investment Strategies and Associated Risks

Foreign and Emerging Market Investments. Investments in foreign issuers could be affected by factors not present in the United States, including expropriation, armed conflict, confiscatory taxation, lack of uniform accounting and auditing standards, less publicly available financial and other information, and potential difficulties in enforcing contractual obligations. Because foreign issuers may not be subject to uniform accounting, auditing and financial reporting standard practices and requirements and regulatory measures comparable to those in the United States, there may be less publicly available information about such foreign issuers. Settlements of securities transactions in foreign countries are subject to risk of loss, may be delayed and are generally less frequent than in the United States, which could affect the liquidity of the Portfolio’s assets. Foreign issuers may become subject to sanctions imposed by the United States or another country, which could result in the immediate freeze of the foreign issuers’ assets or securities. The imposition of such sanctions could impair the market value of the securities of such foreign issuers and limit the Portfolio’s ability to buy, sell, receive or deliver the securities. As an alternative to holding foreign-traded investments, the Portfolio may invest in U.S. dollar-denominated investments of foreign companies that trade on U.S. exchanges or in the U.S. over-the-counter market (including depositary receipts, which evidence ownership in underlying foreign investments and are subject to many of the risks associated with investing directly in foreign securities). The foregoing risks of foreign investing can be more significant in emerging markets. Emerging markets may offer higher potential for gains and losses than investments in the developed markets of the world. Political and economic structures in emerging market countries generally lack the social, political and economic stability of developed countries, which may affect the value of the Portfolio’s investments in these countries and also the ability of the Portfolio to access markets in such countries. Governmental actions can have a significant effect on the economic conditions in emerging market countries, which also may adversely affect the value and liquidity of the Portfolio’s investments. The laws of emerging market countries relating to the limited liability of corporate shareholders, fiduciary duties of officers and directors, and bankruptcy of state enterprises are generally less developed than or different from such laws in the United States. It may be more difficult to obtain a judgment in the courts of these countries than it is in the United States. Disruptions due to work stoppages and trading improprieties in foreign securities markets have caused such markets to close. If extended closings were to occur in stock markets where the Portfolio is heavily invested, the Portfolio’s ability to redeem Portfolio shares could become impaired. In such circumstances, the Portfolio may have to sell more liquid securities than it would otherwise choose to sell. Emerging market securities are also subject to speculative trading, which contributes to their volatility.

8.

Please add disclosure explaining whether Calvert VP SRI Balanced Portfolio may invest in unrated debt securities that the Adviser determines is below investment grade (“junk bonds”) to the “Principal Investment Strategies” section of its Summary Prospectus. Please also revise the “Unrated Security Risk” in the “Principal Risks” section of the Summary Prospectus, accordingly.

Response:

The Registrants have revised the disclosure to read as follows:

Principal Investment Strategies

The Portfolio may invest in investment grade debt securities and below investment grade debt securities (“junk bonds”). The Portfolio may also invest in unrated debt securities. An investment grade debt security is rated BBB- or higher by Standard & Poor’s Ratings Services (“S&P”) or by Fitch Ratings (“Fitch”), or Baa by Moody’s Investors Service, Inc. (“Moody’s”), or is an unrated debt security determined by the Adviser to be of comparable credit quality. Below investment grade debt securities (“junk bonds”) are rated below BBB- by S&P or Fitch, or below Baa by Moody’s, or is an unrated debt security determined by the Adviser to be of comparable credit quality.

Principal Risks

Unrated Security Risk. Unrated securities may be less liquid than rated securities determined to be of comparable quality by the Adviser. When the Portfolio purchases unrated securities, it will depend on the Adviser’s analysis of credit risk without the assessment of S&P, Moody’s or Fitch.

9.

Please add a cross-reference to “Appendix A: The Calvert Principles for Responsible Investment” to Calvert VP SRI Balanced Portfolio’s and Calvert VP SRI Mid Cap Portfolio’s “Responsible Investing” disclosure in the “Principal Investment Strategies” section of their Summary Prospectuses.

Response:

The Registrants have added the following cross-reference:

For additional information, please refer to “Appendix A: The Calvert Principles for Responsible Investment.”

10.

Please add money market risk disclosure for each Portfolio that may invest in money market instruments to the “Principal Risks” section of the Summary Prospectuses.

Response:

The Registrant has added the following disclosure to the Calvert VP SRI Balanced Portfolio’s Principal Risks section of its Summary Prospectus:

Risk of Money Market Instruments. Money market instruments may be adversely affected by market and economic events, such as a sharp rise in prevailing short-term interest rates; adverse developments in the banking industry, which issues or guarantees many money market securities; adverse economic, political or other developments affecting domestic issuers of money market securities; changes in the credit quality of issuers; and default by a counterparty.

11.

In each Portfolio’s Performance disclosure, please revise the sentence in the first paragraph that states, “Past performance (both before and after taxes) is no guarantee of future results” to match the language reflected in Form N-1A: “The Portfolio’s past performance (before and after taxes) is not necessarily an indication of how the Portfolio will perform in the future.”

Response:

The Registrants have made the requested revision.

12.

Please add language to each Portfolio’s Performance disclosure that states that the performance reflected prior to December 31, 2016 is that of the former investment adviser, Calvert Investment Management, Inc.

Response:

The Registrants have added the following disclosure:

Effective December 31, 2016, Calvert Research and Management (“CRM”) is the investment adviser to the Portfolio and performance reflected prior to such date is that of the Portfolio’s former investment adviser, Calvert Investment Management, Inc. [There was no change in the Portfolio’s investment sub-adviser in connection with the change in adviser.]

13.

Please add a period (.) between the second and third sentences of the disclosure beneath the “Average Annual Total Returns” table for Calvert VP SRI Balanced Portfolio.

Response:

The Registrants have made the requested revision.

14.

Please confirm whether Calvert VP SRI Mid Cap Portfolio has exceeded the total annual fund operating expenses for which the Adviser has agreed to reimburse the Portfolio in footnote 2 of its Fee and Expense table. If not, please confirm whether the footnote is necessary.

Response:

The Registrant confirms that the Calvert VP SRI Mid Cap Portfolio has exceeded the total annual fund operating expenses for which the Adviser has agreed to reimburse the Portfolio, and is currently operating under the disclosed waiver.

15.

For each Portfolio with disclosure that states “including borrowings for investment purposes” in the “Principal Investment Strategies” section of its Summary Prospectus, please revise the disclosure to read “plus any borrowings for investment purposes.”

Response:

The Registrants have made the requested revision.

16.

For each of the Calvert VP Index Portfolios, please change the investment objective from “The Portfolio seeks investment results that correspond to the … performance of …” to “The Portfolio seeks investment results that track [or correlate] to the … performance of …”

Response:

A change in a Portfolio’s investment objective requires approval from the Portfolios’ Board of Directors. To address the Staff’s comment, and as discussed on the call on April 11, 2017, the first sentence of each Calvert VP Index Portfolio’s principal investment strategy has been updated as follows:

Calvert VP S&P 500 Index Portfolio

The Portfolio seeks to track the total return of the securities composing the S&P 500 Index, taking into consideration redemptions, sales of additional shares, and other adjustments described below.

Calvert VP S&P MidCap 400 Index Portfolio

The Portfolio seeks to track the total return of the securities composing the S&P MidCap 400 Index, taking into consideration redemptions, sales of additional shares, and other adjustments described below.

The Calvert VP Nasdaq 100 Index Portfolio

The Portfolio seeks to track the total return of the securities composing the NASDAQ-100 Index, taking into consideration redemptions, sales of additional shares, and other adjustments described below.

Calvert VP Russell 2000® Small Cap Index Portfolio

The Portfolio seeks to track the total return of the securities composing the Russell 2000® Index, taking into consideration redemptions, sales of additional shares, and other adjustments described below.

Calvert VP EAFE International Index Portfolio

The Portfolio seeks to track the total return of the securities composing the MSCI EAFE Index, taking into consideration redemptions, sales of additional shares, and other adjustments described below.

Calvert VP Investment Grade Bond Index Portfolio

The Portfolio seeks to track the total return of the securities composing the Bloomberg Barclays Index, taking into consideration redemptions, sales of additional shares, and other adjustments described below.

17.

For each of the Calvert VP Index Portfolios and Calvert VP Volatility Managed Portfolios, please confirm whether the 0.02% administrative fee waiver, noted in footnote 2 of the Portfolios’ Fee and Expense table, is separate or a portion of the reimbursed expenses also noted in footnote 2.

Response:

The Registrant confirms that the 0.02% administrative fee waiver, noted in footnote 2 of the Portfolios’ Fee and Expense table, is a portion of the reimbursed expenses also noted in footnote 2.

18.

Please add disclosure regarding whether each of the Calvert VP Index Portfolio’s Index components are included or excluded in each Portfolio in the “Principal Investment Strategies” section of each Portfolio’s Summary Prospectus.

Response:

The Registrant has added the following disclosure:

Calvert VP S&P 500 Index Portfolio

The Portfolio uses a replication index method, investing in the common stock of each company in the S&P 500 Index in approximately the same proportion as represented in the S&P 500 Index itself.

Calvert VP S&P MidCap 400 Index Portfolio

The Portfolio uses a replication index method, investing in the common stock of each company in the S&P MidCap 400 Index in approximately the same proportion as represented in the S&P MidCap 400 Index itself.

The Calvert VP Nasdaq 100 Index Portfolio

The Portfolio uses a replication index method, investing in the common stock of each company in the NASDAQ-100 Index in approximately the same proportion as represented in the NASDAQ-100 Index itself.

Calvert VP Russell 2000® Small Cap Index Portfolio

The Portfolio uses a replication index method, investing in the common stock of each company in the Russell 2000® Index in approximately the same proportion as represented in the Russell 2000® Index itself.

Calvert VP EAFE International Index Portfolio

With respect to larger market capitalization companies included in the Index, the Portfolio uses a replication index method, investing in the common stock of such companies in approximately the same proportion as represented in the Index itself. With respect to smaller market capitalization stocks in the Index, the Portfolio currently expects to select a sampling of stocks that match the industry and risk characteristics of such smaller capitalization companies without buying all of those stocks. This approach attempts to maximize liquidity while minimizing costs. At such time as the Adviser believes the Portfolio has achieved sufficient size, the Adviser may attempt to fully replicate the Index. Full replication would be achieved when the Portfolio holds all of the securities in the Index in, as nearly as practicable, identical weightings as the Index.

Calvert VP Investment Grade Bond Index Portfolio

The Portfolio uses a representative sampling method. The Portfolio generally purchases securities that are components of the Bloomberg Barclays Index, except that the Portfolio will not purchase bonds that are rated below investment grade, which are commonly known as junk bonds, as assessed at the time of purchase.

19.

For each of the Calvert VP Index Portfolios, please add disclosure that explains each Index’s rebalancing and reconstitution process, including, how it is done, its frequency and the range of components included, in the “Principal Investment Strategies” section of each Portfolio’s Summary Prospectus.

Response:

Information about the range of components is included in the “Principal Investment Strategies” section of each Portfolio Summary. The Registrants have added the following disclosure:

Calvert VP S&P 500 Index Portfolio

Changes to the S&P 500 Index are made quarterly or on an as-needed basis. There is no annual or semi-annual reconstitution, and changes in response to corporate actions and market developments can be made at any time.

Calvert VP S&P MidCap 400 Index Portfolio

Changes to the S&P MidCap 400 Index are made quarterly or on an as-needed basis. There is no annual or semi-annual reconstitution, and changes in response to corporate actions and market developments can be made at any time.

The Calvert VP Nasdaq 100 Index Portfolio

Except under extraordinary circumstances that may result in an interim evaluation, the NASDAQ 100 Index is rebalanced quarterly, and its composition is reviewed on an annual basis. Replacements to Index constituents are made effective after the close of trading on the third Friday in December.

Calvert VP Russell 2000® Small Cap Index Portfolio

The Russell 2000® Small Cap Index is reconstituted annually on the last Friday in June.

Calvert VP EAFE International Index Portfolio

The MSCI EAFE Index is reviewed quarterly in February, May, August and November by MSCI. During the May and November semi-annual Index reviews, the MSCI EAFE Index is rebalanced.

Calvert VP Investment Grade Bond Index Portfolio

The Bloomberg Barclays U.S. Aggregate Bond Index is rebalanced monthly.

20.

Please add disclosure that explains whether each of the Calvert VP Index Portfolios uses a replication index or representative sampling method in the “Principal Investment Strategies” section of each Portfolio’s Summary Prospectus.

Response:

Please see our response to Comment No. 18.

21.

Please specify what types of other investment companies in which each of the Calvert VP Index Portfolios may investment in the “Principal Investment Strategies” section of each Portfolio’s Summary Prospectus.

Response:

The Registrants have revised the disclosure to read as follows:

Calvert VP S&P 500 Index Portfolio

The Portfolio may also invest in Standard & Poor’s Depositary Receipts® (“SPDRs®”) or other investment companies, including other exchange-traded funds, that provide exposure to the S&P 500 Index.

Calvert VP S&P MidCap 400 Index Portfolio

The Portfolio may also invest in Standard & Poor’s MidCap Depositary Receipts® (“MidCap SPDRs®”) or other investment companies, including other exchange-traded funds, that provide exposure to the S&P MidCap 400 Index.

The Calvert VP Nasdaq 100 Index Portfolio

The Portfolio may also invest in PowerShares QQQ or other investment companies, including other exchange-traded funds, that provide the same exposure to the NASDAQ-100 Index.

Calvert VP Russell 2000® Small Cap Index Portfolio

The Portfolio may also invest in Russell 2000 iShares® or other investment companies, including other exchange-traded funds, that provide the same exposure to the Russell 2000® Index.

Calvert VP EAFE International Index Portfolio

The Portfolio may also invest in EAFE iShares® or other investment companies, including other exchange-traded funds, that provide the same exposure to the MSCI EAFE Index.

Calvert VP Investment Grade Bond Index Portfolio

The Portfolio may also invest in Bloomberg Barclays Capital iShares® or other investment companies, including other exchange-traded funds, that provide the same exposure to the Bloomberg Barclays Index or its component indices.

22.

Please explain supplementally how each Portfolio will value its derivatives for purposes of its 80% investment policy.

Response:

Each Portfolio will value its derivatives using mark-to-market value for purposes of its 80% investment policy.

23.

Please add disclosure that explains whether each of the Calvert VP Index Portfolios intends to concentrate its investments only to the extent that its Index does in the “Principal Investment Strategies” section of each Portfolio’s Summary Prospectus.

Response:

The Registrants have added the following disclosure to the relevant Portfolios:

The Portfolio intends to concentrate its investments only to the extent that the Index does.

24.

Please add passive investment risk disclosure to the “Principal Risks” section of the Summary Prospectuses for each of the Calvert VP Index Portfolios.

Response:

The Registrants have added the following disclosure the Principal Risks section of the Summary Prospectuses for each Calvert VP Index Portfolio:

Passive Investment Risk. The Portfolio is managed with a passive investment strategy, attempting to track the performance of an index. As a result, the Portfolio expects to hold components of the Index regardless of their current or projected performance. Maintaining investments regardless of market conditions or the performance of individual investments could cause the Portfolio’s return to be lower than if the Portfolio employed an active strategy.

25.

Calvert VP EAFE International Index Portfolio includes acquired fund fees and expenses in its Fee and Expense table. Please confirm whether such line item is applicable to the other Portfolios.

Response:

The Registrants have confirmed that the other Portfolios are not required to report acquired fund fees and expenses in the Fee and Expense table.

26.a.

Pursuant to Rule 35d-1(a)(3), please add the requisite disclosure to the “Principal Investment Strategies” section of the Summary Prospectus for Calvert VP EAFE International Index Portfolio that explains: (a) the Portfolio’s policy to invest, under normal circumstances, at least 80% of the value of its assets in investments that are tied economically to countries throughout the world, as suggested by the Portfolio’s name; and (b) that the Portfolio has adopted a policy to provide the Portfolio’s shareholders with at least 60 days’ prior notice of any change in the policy.

Response:

As discussed with the Staff on April 11, 2017, the Portfolio has a policy that, under normal circumstances, it will invest at least 80% of its net assets (plus any borrowings for investment purposes) in investments with economic characteristics similar to the stocks represented in the MSCI EAFE Index. The MSCI EAFE Index emphasizes companies in Europe, Australia, Asia and the Far East.  For this reason, the Registrant has not added an additional 80% policy as requested.

26.b.

Please revise the Calvert VP EAFE International Index Portfolio’s current 80% policy to state that, under normal circumstances, the Portfolio will invest at least 80% of its net assets (plus any borrowings for investment purposes) in stocks represented in the MSCI EAFE Index rather than in investments with economic characteristics similar to stocks represented in MSCI EAFE Index.

Response:

A change in a Portfolio’s 80% policy requires a 60-day notice period to shareholders. To address the Staff’s comment, the Registrant has added the following underscored disclosure to the Portfolio’s Principal Investment Strategies:

Under normal circumstances, the Portfolio will invest at least 80% of its net assets (plus any borrowings for investment purposes) in investments (described above) with economic characteristics similar to the stocks represented in the MSCI EAFE Index (“MSCI EAFE” or the “Index”).

Effective June 30, 2017, the foregoing 80% policy is replaced with the following: The Portfolio will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in stocks represented in the MSCI EAFE Index. The Portfolio will provide shareholders with at least 60 days’ notice before changing this 80% policy.

27.

Pursuant to Rule 35d-1(a)(2), please add the requisite disclosure to the “Principal Investment Strategies” section of the Summary Prospectus for Calvert VP Investment Grade Bond  Index Portfolio that explains: (a) the Portfolio’s policy to invest, under normal circumstances, at least 80% of the value of its assets in investments in investment grade bonds, as suggested by the Portfolio’s name; and (b) that the Portfolio has adopted a policy to provide the Portfolio’s shareholders with at least 60 days’ prior notice of any change in the policy.

Response:

As stated in the “Principal Investment Strategies” section of the Portfolio Summary, the Portfolio will not purchase bonds rated below investment grade.  In light of this statement, and as discussed with the Staff on April 11, 2017, the Portfolio has not added a requirement to investment at least 80% of the value of its assets in investments in investment grade bonds.

28.

Please add a cross-reference to “Glossary of Certain Market Indices” to the Calvert VP Volatility Managed Portfolios’ disclosure related to market index exposure in the “Principal Investment Strategies” section of their Summary Prospectuses.

Response:

The Registrants have added the following cross-reference:

The Portfolio invests in ETFs and trades futures contracts that provide exposure to a variety of indices, including but not limited to those shown below, and varies its exposure based on market conditions. For additional information about each of the following indexes, please refer to the “Glossary of Certain Market Indices.”

29.

Please explain leverage in plain English in a parenthetical in the “Principal Investment Strategies” section of each of the Calvert VP Volatility Managed Portfolios’ Summary Prospectuses.

Response:

The Registrants have added the following disclosure:

Futures contracts may involve the use of leverage, which represents a non-cash exposure to an underlying asset, index, rate or instrument.

30.

Please provide an example of notional value in the “Principal Investment Strategies” section of each of the Calvert VP Volatility Managed Portfolios’ Summary Prospectuses.

Response:

The Registrants have added the following disclosure:

Futures contracts may involve the use of leverage, which represents a non-cash exposure to an underlying asset, index, rate or instrument. Amounts referred to as margin are posted to establish and maintain a position in a futures contract, but gains and losses on each futures contract are calculated based on the notional value of the futures contract, which is much larger than the margin. The notional value represents the economic exposure provided by each futures contract.  For example, an S&P 500 index future that has a contract multiplier of $50 per index point and an index level of 2300 points would have a notional value for this contract of $115,000.  The notional value of the Portfolio’s short futures positions will generally not exceed 65% of its net assets, which is the Portfolio’s maximum exposure to Equity ETFs. The notional value of the Portfolio’s long futures positions will generally not exceed 10% of its net assets, which is an approximation of the portion of Portfolio’s net assets that will be allocated to the implementation of the volatility management strategy.

31.

With respect to the Calvert VP Volatility Managed Portfolios’ disclosure that states, “The Portfolio[s] also may engage in active and frequent trading of ETFs and derivatives to achieve its primary investment objectives,” pursuant to Item 9(b)(1), Instruction 7, please explain the tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, the Portfolio’s turnover may affect the Portfolio’s performance in the “Principal Investment Strategies” section of each of the Calvert VP Volatility Managed Portfolios’ Summary Prospectuses.

Response:

The Registrants have added the following disclosure:

Such trading may lead to increased portfolio turnover, higher transaction costs, and the possibility of increased net realized capital gains, including net short-term capital gains.

32.

In the “More Information on Investment Objective, Investment Strategies and Risks – Further Description of Investment Strategies and Techniques” section of the Portfolios’ prospectus, please specify to which Portfolios the following disclosure applies: “Because the Portfolios invest in ETFs, they are also exposed to the risks associated with the securities underlying each ETF.”

Response:

The Registrants have revised the disclosure to read as follows:

 Each Portfolio may invest in ETFs, and therefore, may be exposed to the risks associated with the securities underlying each ETF.

33.

Please confirm whether Kevin L. Keene began managing the Portfolios since November 2008 or May 2014, and update the disclosure throughout the prospectus, accordingly.

Response:

The Registrants have revised the disclosure to reflect that Kevin L. Keene has been managing the Calvert VP Index Portfolios since November 2008.

34.

Please update “Appendix: The Calvert Principles for Responsible Investment” to reflect “Appendix A: The Calvert Principles for Responsible Investment.” Please also specify to which Portfolios Appendix A applies.

Response:

The Registrants have revised the header to read as follows:

Appendix A: The Calvert Principles for Responsible Investment

(applies to Calvert VP SRI Balanced Portfolio and Calvert VP SRI Mid Cap Portfolio only)

35.

Please remove the last two paragraphs regarding contractual arrangements from the back cover of the Portfolios’ Prospectus and add it to the Portfolios’ SAI.

Response:

The Registrants have made the requested revision.

Statement of Additional Information Comments

36.

Please consider adding disclosure regarding BREXIT to the “Foreign Securities” disclosure.

Response:

The Registrants have added the following disclosure:

Britain’s Exit from the European Union (BREXIT). In June 2016, the United Kingdom (UK) voted via referendum to leave the European Union (EU), leading to significant political, economic, and legal uncertainty. It is expected that BREXIT will take place in March 2019. However, there is still uncertainty relating to the potential consequences and specific timeline of the exit, how the negotiations for the withdrawal and new trade agreements will be conducted, and whether BREXIT will increase the likelihood of other countries also departing the EU. During this period of uncertainty, the negative impact on the UK and EU economy and the broader global economy, could be significant, potentially resulting in increased volatility and illiquidity and lower economic growth for companies that rely significantly on Europe for their business activities and revenues.

37.

In the section entitled, “Investment Restrictions,” please define the term “majority” under the Investment Company of 1940 Act, as amended.

Response:

The Registrants have added the following disclosure:

A “majority of the outstanding shares” is defined in the 1940 Act as the lesser of: (i) 67% or more of the voting shares present or represented by proxy at a meeting, if the holders of more than 50% of outstanding voting shares are present or represented by proxy, or (ii) more than 50% of outstanding voting shares.

38.

In the section entitled, “Directors and Officers,” please elaborate on the skills and qualifications of the directors.

Response:

The Registrants have added the following disclosure:

Additional Information about the Directors

Each Portfolio’s Board of Directors believes that each Director’s experience, qualifications, attributes or skills on an individual basis and in combination with those of the other Directors lead to the conclusion that the Directors possess the requisite experience, qualifications, attributes and skills to serve on the Board.  Each Portfolio’s Board of Directors believes that the Directors’ ability to review critically, evaluate, question and discuss information provided to them; to interact effectively with the Adviser, Sub-Advisers, other service providers, legal counsel and independent public accountants; and to exercise effective business judgment in the performance of their duties as Directors, support this conclusion.  Each Portfolio’s Board of Directors has also considered the contributions that each Director can make to the Board and the Portfolios.  In addition, the following specific experience, qualifications, attributes and/or skills apply as to each Director:  Mr. Baird, experience as a chief executive officer of a non-profit corporation; Ms. Gresham Bullock, academic leadership experience, legal experience and experience as a board member of various organizations; Ms. Dominguez, experience as Chair of the U.S. Equal Employment Opportunity Commission and experience as a board member of various organizations; Mr. Guffey, experience as a director and officer of private companies and experience as a board member of various organizations; Mr. Harper, experience as a partner of a public accounting firm and experience as a board member of a mutual fund complex; Ms. Jones, legal experience and experience as a director of a private foundation; Mr. Williams, experience as the mayor of the District of Columbia and as a board member of various organizations; and Mr. Streur, leadership roles within the Adviser and experience building and managing investment management firms. References to the experience, qualifications, attributes and/or skills of the Directors are pursuant to requirements of the SEC, do not constitute holding out of a Board or any Director as having special expertise or experience, and shall not impose any greater responsibility or liability on any such Director or on a Board by reason thereof.

39.

In the Directors and Officers table, please add the Term of Office of each director to Column two of the table.

Response:

The Registrants have added the following disclosure to the introductory paragraph:

Board members and officers of the Corporations and each Portfolio hold indefinite terms of office.

40.

In the Directors and Officers table, please add a parenthetical regarding the principal business of any company listed in Column four that is not implicit in its name.

Response:

The Registrants have added the requested disclosure.

41.

In the section entitled, “Directors and Officers,” please disclose the number of Board committee meetings held during the last fiscal year.

Response:

The Registrants have added the following disclosure:

In connection with the consolidation of the Portfolios’ Boards of Directors on December 28, 2016, the Portfolios’ Audit Committees were restructured, including, the addition of new members and a new audit committee financial expert (“New Audit Committees”). The New Audit Committees did not meet during the last fiscal year.

In connection with the consolidation of the Portfolios’ Boards of Directors on December 28, 2016, the Portfolios’ Governance Committees were restructured, including, the addition of new members (“New Governance Committees”). The New Governance Committees did not meet during the last fiscal year.

42.

In the section entitled, “Investment Adviser and Subadvisers,” please use a standard format to disclose the investment advisory fees paid by all Portfolios to the investment adviser.

Response:

The Registrants have made the requested revision.

43.

In the section entitled, “Investment Adviser and Subadvisers,” please add the total amount of subadvisory fees paid by the Portfolios to the sub-advisers during the last three fiscal years.

Response:

The Registrants have added the following disclosure:

The following chart shows the Sub-Advisory fees paid to the respective Sub-Advisers for the past three fiscal years:

		2014	2015	2016
SRI Mid Cap(1)	-	$127,832	$132,705	$70,994
S&P 500 Index	Ameritas	90,299	91,683	49,532
S&P MidCap 400 Index	Ameritas	218,790	224,505	152,890
Nasdaq 100 Index	Ameritas	90,197	102,284	110,867
Russell 2000® Small Cap Index	Ameritas	174,670	134,199	22,849
EAFE International Index(2)	-	117,768	169,317	134,900
Investment Grade Bond Index	Ameritas	170,716	173,474	96,272

Moderate Portfolio	Ameritas	90,685	85,234	82,561
	Milliman	115,832	194,753	206,677
Moderate Growth Portfolio	Ameritas	11,017	38,688	46,552
	Milliman	46,511	103,059	145,784
Growth Portfolio	Ameritas	73,452	96,239	97,758
	Milliman	110,228	207,895	238,937

(1) Paid to New Amsterdam Partners LLC, the Portfolio’s former sub-adviser through June 9, 2016.

(2) Paid to World Asset Management, Inc., the Portfolio’s former sub-adviser through December 30, 2016.

Sub-advisory fees prior to December 31, 2016 were calculated by Calvert Investment Management, Inc., the prior investment adviser to each Portfolio.

44.

In the section entitled, “Portfolio Manager Disclosure,” please disclose the portfolio managers’ securities ownership of the Calvert VP Volatility Portfolios.

Response:

The Registrants confirm that the portfolio managers’ securities ownership of the Calvert VP Volatility Portfolios, if any, is disclosed in the section entitled, “Portfolio Manager Disclosure” of the Portfolios’ SAI.

45.

In the section entitled, “Transfer and Shareholder Servicing Agents,” please add the principal business addresses of each service provider.

Response:

The Registrants have added the following disclosure:

Boston Financial Data Services, Inc., 2000 Crown Colony Drive, Quincy, Massachusetts 02169

Eaton Vance Management, Two International Place, Boston, Massachusetts 02110

Calvert Investment Services, Inc., 4550 Montgomery Avenue, Suite 1000N, Bethesda, Maryland 20814

46.

In the section entitled, “Portfolio Holdings Disclosure,” please add disclosure regarding the Boards of Directors’ oversight of the Portfolios’ disclosure of portfolio securities.

Response:

The Registrants have revised the disclosure to read as follows:

The Policies may not be waived, or exception made, without the consent of the Portfolio CCO. The CCO determines when to grant waivers or exceptions to the Policies. The CCO may not waive or make exception to the Policies unless such waiver or exception is consistent with the intent of the Policies, which is to ensure that disclosure of portfolio information is in the best interest of Portfolio shareholders. In determining whether to permit a waiver of or exception to the Policies, the CCO will consider whether the proposed disclosure serves a legitimate purpose of the Portfolio, whether it could provide the recipient with an advantage over Portfolio shareholders or whether the proposed disclosure gives rise to a conflict of interest between Portfolio shareholders and its investment adviser, any sub-adviser, principal underwriter or other affiliated person.

Pursuant to the Policies, the CCO will report all waivers of or exceptions to the Policies to the Board at their next meeting. The Board oversees the disclosure of the Portfolios’ security holdings through its review and consideration of the CCO’s report regarding waivers and exceptions to the Policies. The Board may impose additional restrictions on the disclosure of portfolio holdings information at any time.

47.

In the section entitled, “Portfolio Holdings Disclosure,” please add disclosure regarding who determines when to apply waivers or exceptions to the policies and procedures with respect to disclosure of information about portfolio holdings of a Portfolio.

Response:

Please see our response to Comment No. 46.

48.

In the section entitled, “Independent Registered Public Accounting Firm and Custodian,” please add the principal business addresses of each service provider.

Response:

The Registrants have added the following disclosure:

KPMG LLP, 345 Park Ave, New York, New York 10154

State Street Bank and Trust Company, State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111

Part C Comments

49.

The 1940 Act and Rule 483 of Regulation C under the Securities Act of 1933, as amended, (the “Rules”) require that, if any name is signed to the registration statement pursuant to a power of attorney, copies of such powers of attorney shall be filed as an exhibit to the registration statement. In addition, if the name of any officer signing on behalf of the registrant is signed pursuant to a power of attorney, certified copies of a resolution of the registrant’s board of directors authorizing such signature shall also be filed as an exhibit to the registration statement.

Response:

The Registrants will file the requisite power of attorney and board resolution, as required by the Rules.

* * * * *

Should you have any questions concerning the above, please call Katy Burke at (617) 672-8879 or the undersigned at (301) 657-7045.

Sincerely,

/s/ Monique S. Pattillo

Monique S. Pattillo